Filed by Amplitude Healthcare Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amplitude Healthcare Acquisition Corporation

Commission File No. 001-39138

Date: June 8, 2021

On June 8, 2021, representatives of Jasper Therapeutics, Inc. (“Jasper Therapeutics”) hosted a conference call and webcast and made available a presentation regarding updated 90-day efficacy, safety and pharmacokinetic data from its ongoing multicenter Phase 1 clinical trial of JSP191, its anti-CD117 monoclonal antibody. Below is a copy of the presentation.

Important Information and Where to Find It

In connection with the proposed transaction between Amplitude Healthcare Acquisition Corporation (“Amplitude”) and Jasper Therapeutics, Amplitude has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. Promptly after the registration statement is declared effective by the SEC, Amplitude will mail the definitive proxy statement/prospectus and a proxy card to each stockholder as of a record date for the meeting of Amplitude stockholders to be established for voting on the proposed business combination. Investors and security holders of Amplitude are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Amplitude will file with the SEC when they become available because they will contain important information about Amplitude, Jasper Therapeutics and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Amplitude with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by Amplitude with the SEC also may be obtained free of charge upon written request to 1177 Avenue of the Americas, Fl 40, New York, New York 10036.

Participants in the Solicitation

Amplitude and its directors and executive officers may be deemed participants in the solicitation of proxies from Amplitude’s stockholders with respect to the business combination. Information about Amplitude’s directors and executive officers and a description of their interests in Amplitude will be included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed transaction when available.

Jasper Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Amplitude in connection with the proposed business combination. Information about Jasper Therapeutics’ directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Amplitude, the combined company or Jasper Therapeutics, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Amplitude's and Jasper’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amplitude and Jasper. These statements are subject to a number of risks and uncertainties, including those included under the header “Risk Factors” in the Registration Statement on Form S-4 filed by Amplitude with the SEC, and actual results may differ materially. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Amplitude and Jasper presently do not know or that Amplitude and Jasper currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Amplitude's and Jasper’s expectations, plans or forecasts of future events and views as of the date of this communication. Amplitude and Jasper anticipate that subsequent events and developments will cause Amplitude's and Jasper’s assessments to change. However, while Amplitude and Jasper may elect to update these forward-looking statements at some point in the future, Amplitude and Jasper specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amplitude’s and Jasper’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Jasper
THERAPEUTICS INC.

JSP191 Overview and Phase 1 MDS/AML 90-day Data Presented at 2021 ASCO Annual Meeting

June 8, 2021

Safe Harbor Statement

Jasper THERAPEUTICS INC.

About this Presentation

This investor presentation (this "Presentation") is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Proposed Business Combination") between Amplitude Healthcare Acquisition Corp. ("AMHC") and Jasper Therapeutics, Inc. (together with its subsidiaries, "Jasper Therapeutics" or the "Company") and for no other purpose. The information contained herein does not purport to be all-inclusive and none of AMHC, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Viewers of this presentation should make their own evaluation of the Company and of the relevance and accuracy of the information and should make such other investigations as they deem necessary.

This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of AMHC, the Company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made expect by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act"). You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of AMHC and the Company and is intended for the recipient hereof only.

Additional Information

The Company intends to file with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Business Combination, which will be mailed to AMHC's shareholders once definitive. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. AMHC's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Business Combination, as these materials will contain important information about the Company, AMHC and the Proposed Business Combination. When available, the proxy statement / prospectus and other relevant materials for the Proposed Business Combination will be mailed to shareholders of AMHC as of a record date to be established for voting on the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to Jasper Therapeutics at Jasper Therapeutics, Inc., 2200 Bridge Pkwy Suit #102, Redwood City, CA 94065 or to AMHC at Amplitude Healthcare Acquisition Corp., 1177 Avenue of the Americas, Fl 40, New York, NY 10036.

Participants in the Solicitation

AMHC and its directors and executive officers may be deemed participants in the solicitation of proxies from AMHC's shareholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in AMHC is contained in AMHC's Registration Statement on Form S-1, as effective on November 19, 2019, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to AMHC at Amplitude Healthcare Acquisition Corp., 1177 Avenue of the Americas, Fl 40, New York, NY 10036. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Business Combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of AMHC in connection with the Proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination will be included in the proxy statement / prospectus for the Proposed Business Combination when available.

Private Placement

The PIPE financing described herein has not been and will not be registered under the Securities Act, or any applicable state securities laws. This Presentation is being furnished solely in reliance on applicable exemptions from the registration requirements under the Securities Act. If the Proposed Business Combination is entered into, the PIPE financing will be offered and sold only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and institutional "accredited investors" (as defined in Rule 501(a)(1), (2),(3) or (7) promulgated under the Securities Act) upon the consummation of the Proposed Business Combination. This presentation does not constitute an offer to sell or a solicitation of an offer to buy the securities that shall constitute the PIPE financing described herein, nor shall there be any offer, solicitation, or sale of any such securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. Before you invest you should undertake your own diligence regarding the Proposed Business Combination.

Forward-Looking Statements

This Presentation contains forward-looking statements. All statements other than statements of historical fact contained in this Presentation, including statements regarding the future financial position of Jasper Therapeutics, including financial targets, business strategy, and plans and objectives for future operations, are forward-looking statements. Jasper Therapeutics has based these forward-looking statements on its estimates and assumptions and its current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Presentation are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Jasper Therapeutics undertakes no obligation to update publicly or revise any forward-looking statements for any reason after the date of this Presentation or to conform these statements to actual results or to changes in Jasper Therapeutics' expectations.

Industry and Market Data

Certain data in this Presentation was obtained from various external sources, and neither the Company nor its affiliates, advisers or representatives has verified such data with independent sources. Accordingly, neither the Company nor any of its affiliates, advisers or representatives makes any representations as to the accuracy or completeness of that data or undertakes any obligation to update such data after the date of this Presentation. Such data involves risks and uncertainties and is subject to change based on various factors.

Trademarks

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication

2

Leading in Hematopoietic Stem Cell Transplant Therapies

JSP191
Focused on the Stem Cell
& Stem Cell Biology
Engineered
Stem Cells

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 3

Agenda and Speakers

Kevin N. Heller, M.D.
Executive Vice President,
Research & Development,
Jasper Therapeutics

Jasper/JSP191 Overview

Wendy Pang, M.D., Ph.D.
Vice President,
Research & Translational Medicine,
Jasper Therapeutics

JSP191 MOA and Preclinical Data

Lori Muffly, M.D., M.S.
Assistant Professor of Medicine
(Blood and Bone Marrow Transplantation),
Stanford Medicine

JSP191 ASCO Data

Gail J. Roboz, M.D.
Professor of Medicine
(Hematology & Medical Oncology),
Director of the Clinical and Translational Leukemia Program,
Weill Cornell Medicine

JSP191 Clinical Perspective

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication

4

Jasper and JSP191 Overview

Kevin N. Heller, M.D.
Executive Vice President, Research & Development

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 5

Unmet Medical Need: Hematopoietic Stem Cell Transplants (HSCT) Most Powerful Form of Disease Cure, Yet Remain Underutilized

Limitations of Conditioning
(prepare patient's bone marrow)

- Old SOC agents are genotoxic
- Major Toxicities and AEs:
  - Treatment related Cancer
  - Veno-occlusive Disease
  - Bacteremia
  - Pulmonary Fibrosis
  - Infertility
- Mortality Risk
- Hospitalization in isolation

Limitations of Transplant Grafts

- Clinical Relapse
- Failed or Poor Engraftment
- Graft vs. Host Disease (GvHD)
- Long-term Immunosuppression

Only a minority of patients receive a transplant

Those who do not receive a transplant are left with life threatening disease

Jasper Therapeutics could exponentially expand the eligible patient population for both **allogeneic** and **autologous gene edited** hematopoietic stem cell therapy

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 6

HSCT is Limited by Treatment Related Toxicity of Current Conditioning

Current MDS/AML Conditioning

	Myeloablative (MAC)	Reduced Intensity (RIC)	Flu/TBI
Veno-Occlusive Disease by Day 100	11.9%[1]	5.7%[1]	0.0%[3]
Acute GvHD Grade 2-4 by Day 100	44.7%[2]	31.6%[2]	26.0%[3]
Oral Mucositis Grade 3-4 by 18 mo.	64.0%[2]	19.0%[2]	7.7% (by Day 30[4])
Chronic GvHD by 18 mo.	64.0%[2]	47.6%[2]	49.0% (by 1yr[3])
Relapse Rates by 1 year	10.0%[2]	46.0%[2]	42.0%[5]

MAC regimens include Flu/Bu4, Bu4/Cy, Cy/TBI
RIC regimens include both Flu/Bu2 and FluMel≤140

[1] Ramasamy K, Lim ZY, Pagliuca A, et al. *Bone Marrow Transplantation.* 2006;38:823-824.
[2] Scott BL, Pasquini MC, Logan BR, et al. *J Clin Oncol.* 2017;35(11):1154-1161.
[3] Sandmaier BM, Kornblit B, Storer BE, et al. *The Lancet Hematology.* 2019;6(8):409-418.
[4] Slavin S, Nagler A, Naparstek E, et al. *Blood.* 1998;91(3):756-763.
[5] Eggimann L, Girsberger S, Halter J, et al. *Bone Marrow Transplant.* 2015;50(5):743-745.

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 7

Jasper's JSP191 Anti-CD117 Antibody Targets Stem Cell Factor Receptor to Address Limitations of Conditioning

JSP191 Blocks SCF Binding to CD117
JSP191
Stroma Cells
Empty BM Niche
SCF
Stroma Cells
Donor or Gene-Corrected HSC Home to BM Niche
Stroma Cells

- Stem Cell Factor (SCF) / Stem Cell Factor Receptor (CD117) interaction required for stem cell survival
- JSP191 blocks SCF signaling leading to patient stem cell depletion from the bone marrow
- Allows for healthy donor stem cell engraftment

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 8

Jasper Engineered Hematopoietic Stem Cells (eHSC) Platform: Unlocking the Potential of Stem Cells

Replete / Modified Grafts

UNMODIFIED DONOR STEM CELLS

HSC
NK cell
T cell
B cell

- T-cells / Other Immune Cells Required for Robust Engraftment
- Donor T-cells lead to GvHD & Requirement for Immune Suppression

Jasper eHSCs
mRNA Engineering

ENGINEERED STEM CELLS

eHSC

- Allows for pure stem cell grafts
- Faster and higher level of engraftment in both allo and auto gene therapy
- No immune suppression or GvHD

Patient stem cells
Unmodified donor stem cells
Engineered stem cells

Non-engineered Transplant:

PATIENT BONE MARROW

Engineered Stem Cell Transplant:

PATIENT BONE MARROW

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication

9

Jasper's Expanding Pipeline

INDICATION	RESEARCH	PRECLINICAL	CLINICAL	R&D PARTNER
JSP191 CONDITIONING				
AML/MDS				
SCID				
Autoimmune (Lupus, MS, Scleroderma)				
Fanconi's Anemia				STANFORD UNIVERSITY
Sickle Cell Disease				NIH National Heart, Lung, and Blood Institute
Chronic Granulomatous Disease				NIH National Institute of Allergy and Infectious Diseases
Gene Therapy (X-SCID)				GRAPHITE BIO
Jasper eHSC PLATFORM				
Thalassemias				
Sickle Cell Disease				
Autoimmune Diseases				

Jasper maintains full worldwide rights to develop and commercialize JSP191 and eHSCs in all indications.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 10

JSP191 Mechanism of Action & Preclinical Data

Wendy Pang, M.D., Ph.D.
Vice President, Research & Translational Medicine

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 11

JSP191 Anti-CD117 Antibody to Address Conditioning Limitations

Stem Cell Factor (SCF)
Binds to CD117

SCF
CD117
P

SCF / CD117 interaction required for stem cell survival

JSP191
Blocks SCF Binding to CD117

JSP191
SCF
CD117

Inhibition of Stem Cell Survival Signal leads to stem cell depletion in bone marrow

JSP191 is a mAb that binds to CD117 (c-Kit) resulting in the inhibition of stem cell factor signaling leading to depletion of stem cells in the bone marrow

- JSP191 SCF signal inhibition can sensitize stem cells for synergistic combination therapy (radiation, CD47, 5-azacytidine[1])

Only JSP191 is aglycosylated and designed to remove all effector cell function and mast cell activation

- No mast cell related anaphylaxis
- No reported treatment related SAEs

No toxic payload that may lead to depletion of other cells expressing CD117

- CD117 also expressed on mast cells, germ cells, Cajal (GI) cells, melanocytes

[1] Bankova et al. Blood 2020; 136 (Supplement 1): 23–24.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 12

JSP191 as a Single Agent Causes Robust And Transient Depletion Of Hematopoietic Stem Cells in Non-Human Primates and Patients

Jasper THERAPEUTICS INC.

blood

Anti-human CD117 antibody-mediated bone marrow niche clearance in non-human primates and humanized NSG mice

Hye-Sook Kwon, Aaron C. Logan, Akanksha Chhabra, Wendy W. Pang, Agnieszka Czechowicz, Keri Tate, Alan Le, Jessica Poyser, Roger Hollis, Benjamin V. Kelly, Donald B. Kohn, Irving L. Weissman, Susan S. Prohaska and Judith A. Shizuru

Depletion of hematopoietic stem cells observed in NHPs and patients

Transient HSC depletion at Day 10 from one representative NHP*

Day 0
Day 10
Day 42
0.260
0.025
0.356
CD34
CD90

*1 mg/kg of JSP191

SCID Patient #8

Day 0
Day 12
CD34+CD117+
3.23
CD34+CD117+
0.69
Comp-Pacific Blue-A :: Cd117
Comp-APC-A :: CD34

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 13

JSP191 Targets and Depletes Disease Initiating Stem Cells in MDS/AML

blood

Anti-CD117 antibody depletes normal and myelodysplastic syndrome human hematopoietic stem cells in xenografted mice

Wendy W. Pang, Agnieszka Czechowicz, Aaron C. Logan, Rashmi Bhardwaj, Jessica Poyser, Christopher Y. Park, Irving L. Weissman and Judith A. Shizuru

Depletes MDS stem cells

HSC Chimerism
30%
25%
20%
15%
10%
5%
0%
0
5
10
Weeks
MDS5
MDS5
MDS3
MDS3
MDS6
MDS6

Normal stem cell engraftment

Frequency among human CD45+ cells
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
MDS7 - SR1
MDS8 - SR1
MDS9 - SR1
MDS10 - SR1
WT
Mutant

Normal blood formation

% human in bone marrow
18
16
14
12
10
8
6
4
2
0
MDS7 - SR1
MDS8 - SR1
MDS9 - SR1
MDS10 - SR1
CD3+
CD19+
CD13/33+

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 14

Anti-CD117 Ab Unique MOA: Synergy With Low Dose Radiation To Allow Engraftment Equivalent to High Dose Radiation

Anti-CD117 +
Low Dose Radiation

% Donor derived in Mac1+Gr1+ cells
100
80
60
40
20
0
200 cGy
200 cGy
α-CD117

Radiation only

Donor derived in Lin-Sca+cKit+CD150+cells (%)
100
80
60
40
20
0
250 cGy
450 cGy
700 cGy

Chhabra et al. Sci Transl Med 8:351, 2016/ Poyser, unpublished

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 15

JSP191 Single Agent Activity and Safety in SAD/MAD and SCID Patients

SCID is a lethal genetic immune disorder. HCT is the only proven cure, without it most infants die before the age of two years.
Phase 1 SAD/MAD (n = 77) in healthy volunteers

Jasper SCID Clinical Trial

Single Arm Trial Design

SCID patients

- Re-transplant
- Newly diagnosed (infants)

JSP191
HCT
Efficacy Assessments
(*Chimerism, T cells, Immune Function*)

JSP191 Safe and Well Tolerated

- 12 re-transplant patients (*ages 3 – 37 years old*)
- 2 newly diagnosed/first transplant (*ages 3 and 6 months old*)
- No treatment related SAEs
- No myelosuppression
- Outpatient dosing is possible with JSP191

JSP191 conditioning allows for successful engraftment and immune reconstitution

Naive CD4 T cells/µL Blood
800
700
600
500
400
300
200
100
0
*85 /µL
Pre-HCT
0 4 8 12 18 24 36 52 78 104 130 156
Weeks Post Transplant
*Expected Level for Clinical Benefit

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 16

JSP191 ASCO Data

Lori Muffly, M.D., M.S.
Assistant Professor of Medicine (Blood and Bone Marrow Transplantation), Stanford Medicine

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 17

JSP191 Updated 90-day Data from Phase 1 MDS/AML Clinical Trial

Jasper THERAPEUTICS INC.

Early Results of Phase 1 Study of JSP191, an Anti-CD117 Monoclonal Antibody, with Non-Myeloablative Conditioning in Older Adults with MRD-positive MDS/AML Undergoing Allogenic Hematopoietic Cell Transplantation

Authors:
Lori S. Muffly[1], Michelle Chin[1], Hye-Sook Kwon[2], Cara Lieber[2], Steven Smith[3], Robert Sikorski[2], Judith Shizuru[1], Wendy Pang[2], Andrew S. Artz[4]

[1]Stanford University, Stanford, CA; [2]Jasper Therapeutics, Inc., Redwood City, CA; [3]Independent, San Jose, CA; [4]City of Hope, Duarte, CA

Overview: Ongoing study of JSP191 in MRD positive patients not eligible for full myeloablative conditioning

- Reporting efficacy, safety and pharmacokinetic data in first six patients from dose-finding part of study
- Dose escalation phase now enrolling patients at recommended Phase 2 dose; data anticipated 1H 2022

Dosing: JSP191 0.6 mg/kg in combination with low dose radiation and fludarabine

Assessment of Activity:

- Neutrophil engraftment
- CD15+ chimerism
- Measurable Residual Disease (MRD) status

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 18

JSP191 Open-label, Multicenter Phase 1 Study Design

Inclusion Criteria

- Patients age 65 to 74 years with MDS or AML undergoing hematopoietic cell transplantation
- Patients were ineligible for full myeloablative conditioning

Study Endpoints

- **Primary:** safety and tolerability of JSP191 as a conditioning regimen up to one year following a donor cell transplant
- **Secondary:** engraftment and donor chimerism, MRD clearance, non-relapse mortality, event-free survival and overall survival

Patient Demographics

Subject Number	Age Sex	Diagnosis	Prior Therapy for MDS or AML	Donor
003	74F	AML	Azacitidine/ Venetoclax	Unrelated
004	70M	MDS	Erythropoietin	Related
005	68M	MDS	Azacitidine	Unrelated
009	74M	MDS	None	Unrelated
010	65M	AML	Cytarabine/Idarubicin (7+3) + Midostaurin; Azacitidine/ Venetoclax	Unrelated
011	69M	AML	Cytarabine/Daunorubicin (7+3) + myelotarg; Cytarabine/ Daunorubicin (5+2)	Related

Treatment Schema

JSP191
Fludarabine 30 mg/m²/day
TBI
HCT
Day
-10 to -14
-7
-6
-5
-4
-3
-2
-1
0

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 19

JSP191 Pharmacokinetics and Safety

JSP191 PK at 0.6 mg/kg was observed to be consistent among subjects (n = 6)

16000
14000
12000
10000
8000
6000
4000
2000
0
0
2
4
6
8
10
12
14
Serum JSP191 ng/ml
Days Post JSP191 infusion

JSP191 when added to TBI/Flu appears to be safe and tolerable

- No infusion reactions
- No treatment related toxicities
- Protocol allows for outpatient conditioning
- Subject 005 with grade 1 acute skin GVHD diagnosed TD+80 (resolved)
- No evidence of grade 2-4 acute GVHD
- Subject 003 chronic GVHD diagnosed TD+159

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 20

Neutropenia Followed by Donor Cell Engraftment Suggests Successful Myeloablation Using JSP191/TBI/Flu Combination

Absolute Neutrophil Count (ANC)
ANC (k/uL)
Time Relative to Transplant Day 0
500/ul
0003
0004
0005
0009
0010
0011

A
Total Blood Chimerism
% Donor derived in PBMC
Days after HCT
B
Myeloid Chimerism
% Donor derived in CD15+ cells
Days after HCT
C
T Cell Chimerism
% Donor derived in CD3+ cells
Days after HCT
D
NK Cell chimerism
% Donor derived in CD56+ cells
Days after HCT
Subject 003
Subject 004
Subject 005
Subject 009
Subject 010
Subject 011

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 21

JSP191 Conditioning Leads to Successful Transplant and Conversion to MRD-Negative/ MRD Reduction in First Five Evaluable Subjects

Jasper THERAPEUTICS INC.

Subject Number	Screening	TD+28	TD+56	TD+90	TD+180
	NGS, Flow, or Cyto	NGS, Flow, or Cyto	NGS, Flow, or Cyto	NGS, Flow, or Cyto	NGS, Flow, or Cyto
003	DNMT3A (VAF: 4.7%)	DNMT3A (VAF: 0.3%)	DNMT3A (VAF: 0.4%)	**NEG**	**NEG**
	RUNX1 (VAF: 1.7%)	RUNX1 (VAF: 0.3%)	RUNX1 (VAF: 0.3%)	**NEG**	**NEG**
	PTPN11 (VAF: 0.7%)	**NEG**	**NEG**	**NEG**	**NEG**
004	ASXL1 (VAF: 0.3%)	**NEG**	ND	**NEG**	**NEG**
	PTPN11 (VAF: 0.4%)	**NEG**	ND	**NEG**	**NEG**
	Cyto: Del(20q)	**NEG**	ND	**NEG**	Cyto: Del(20q)†
005	DNMT3A (VAF: 25.2%)	**NEG**	ND	**NEG**	TBD
	SRSF2 (VAF: 0.3%)	**NEG**	ND	**NEG**	TBD
	Flow 3.1%	**NEG**	ND	**NEG**	TBD
	Cyto: Trisomy 8	**NEG**	ND	**NEG**	TBD
009*	Complex Cytogenetics	QNS	**NEG**	**NEG**	Off study
	Flow 0.7%	**NEG**	**NEG**	**NEG**	Off study
010	ASXL1 (VAF: 1.5%)	**NEG**	**NEG**	**NEG**	TBD
	KMT2A duplication	KMT2A duplication	**NEG**	**NEG**	TBD
			RUNX1 (0.3%)	**NEG**	TBD
011	SRSF2 (VAF: 14.6%)	SRSF2 (VAF: 0.69%)	SRSF2 (VAF: 1.0%)	SRSF2 (VAF: 1.9%)	TBD

†Subject 004: Cytogenetic relapse at TD+180 converted to normal karyotype 1 month later following withdrawal of immune suppression; no evidence of clinical relapse
*Subject 009: secondary graft failure (no evidence of relapse) off study after TD+90

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 22

Key Takeaways

JSP191 0.6 mg/kg added to low dose radiation (2Gy) and fludarabine was well tolerated in all six patients and led to successful transplant as evidenced by

- Full chimerism (greater than 95%) in five of six patients by Day 90
- Elimination of MRD in five of six patients (MRD reduced in one patient) by Day 90

The combination also appears to be safe and tolerable

- No infusion reactions
- No treatment related toxicities
- Protocol allows for outpatient conditioning

Dose escalation phase enrolling; 3Gy of radiation will be evaluated

2021 ASCO ANNUAL MEETING

Thank you to the patients and families for participating in our clinical trial

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 23

JSP191 Clinical Perspective

Gail J. Roboz, M.D.
Professor of Medicine (Hematology & Medical Oncology) and Director of the Clinical and Translational Leukemia Program, Weill Cornell Medicine

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication
24

Background: Unmet Medical Need

2017 ELN AML Classification: Survival of Patients ≥ 60 Yrs of Age by Risk Group

Disease-Free Survival
DFS Proportion
1.0
0.8
0.6
0.4
0.2
0
0
1
2
3
4
5
Yrs
P < .001
ELN Favorable (n = 99)
ELN Intermediate (n = 54)
ELN Adverse (n = 65)

OS
OS Proportion
1.0
0.8
0.6
0.4
0.2
0
0
1
2
3
4
5
Yrs
P < .001
ELN Favorable (n = 121)
ELN Intermediate (n = 101)
ELN Adverse (n = 175)

Eisfeld. Leukemia. 2018;32:1338.

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 25

Background: Unmet Medical Need

Increasing use of allogeneic hematopoietic cell transplantation in patients aged 70 years and older in the United States

AML
MDS/MPS
Non-Hodgkin lymphoma
Others
Absolute number of transplants
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
AML	2	3	7	13	16	13	15	34	32	57	74	80	104	149
MDS/MPS	1	0	7	5	5	9	2	3	9	15	14	43	48	86
NHL	1	3	2	4	2	0	3	8	9	9	22	10	17	23
Others	1	5	3	4	8	3	8	11	9	11	12	18	18	25

Muffly L, et al. Blood 2017;130:1156–64.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 26

Background: Unmet Medical Need

Allogeneic transplantation has high 2-year non-relapse mortality in patients > 60 years

Table 1. Estimated two-year NRM in original and age-incorporating HCT-CI score. The original HCT-CI score is regardless of age, the estimated NRM by the HCT-CI/age score shown here is only based on the data of patients >60 years.

HCT-CI Score, Not Age Adapted [28]			HCT-CI/Age Score for Patient Group >60 Years [34]		
Score	**Two-Year NRM**	**Risk**	**Score**	**Two-Year NRM**	**Risk**
0	14%	Low risk	0	-	
1	22%	Intermediate risk	1–2	21%	Lower risk
2	19%		3–4	28%	Higher risk
3	41%	High risk	≥5	39%	($p = 0.02$ and $p < 0.0001$)
≥4	40%				

HCT-CI vs. HCT-CI/age NRM.

Hecker et al. *Cancers* **2018**, *10*(7), 232; https://doi.org/10.3390/cancers10070232

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 27

Background: Conditioning and MRD as Predictors of Overall Survival

100
80
60
40
20
0
Survival Probability (%)
0
1
2
3
Years
NGS negative/MAC
NGS negative/RIC
MAC vs. RIC (p=0.98)
NGS positive/MAC
NGS positive/RIC
MAC vs. RIC (p=0.02)

Significant decrease in survival probability for NGS positive/RIC

Data presented in the Presidential Symposium at EHA Annual Congress 2019 by Hourigan et al.

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication

28

Background: QUAZAR AML-001 Overall Survival

Stratified *P* value: **0.0009**
Stratified HR: **0.69 [95%CI 0.55, 0.86]**
CC-486 (n = 238)
Placebo (n = 234)
Δ 9.9 months
24.7 months
[95%CI 18.7, 30.5]
14.8 months
[95%CI 11.7, 17.6]
Median follow-up: 41.2 months
Survival Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0
6
12
18
24
30
36
42
48
54
60
66
72
78
Months after randomization

Patients at risk:

CC-486	238	213	169	133	115	87	59	37	26	18	15	5	1	0
Placebo	234	183	128	96	82	58	34	27	19	15	11	6	1	0

OS was defined as the time from randomization to death by any cause. Kaplan-Meier estimated OS was compared for CC-486 *vs.* placebo by stratified log-rank test. HRs and 95%CIs were generated using a stratified Cox proportional hazards model.

Data cutoff: July 15, 2019

© 2021 Jasper Therapeutics, Inc.

JSP191 is an investigative drug and is not approved for any indication 29

Background: VIALE-A (Venetoclax + Aza vs Aza) Overall Survival

Median OS, mos (95% CI)
Aza + Ven 14.7 (11.9 – 18.7)
Aza + Pbo 9.6 (7.4 – 12.7)
HR: 0.66 (95% CI: 0.52-0.85), P < .001
Probability of No Event
1.0
0.8
0.6
0.4
0.2
0.0
0 3 6 9 12 15 18 21 24 27 30 33
Mos

Median follow-up: 20.5 months

No. at Risk	0	3	6	9	12	15	18	21	24	27	30	33
Aza + Ven	286	219	198	168	143	117	101	54	23	5	3	0
Aza + Pbo	145	109	92	74	59	38	30	14	5	1	0	0

DiNardo. N Engl J Med. 2020;383:617.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 30

Background: Allogenic Transplant improves outcomes compared to maintenance Aza/Venetoclax

Table 1: Disease Status Characteristics
21 patients, median age 65 (60-73)

ELN Risk	SCT Patients	SCT Deferred Patients
High	15	16
Intermediate	3	4
Favorable	3	10
Disease status at SCT consult		
CR/CRi without MRD	2	11
CR/CRi with MRD	11	11
MLFS/Aplasia/persistent disease	6	6
Disease status at time of SCT		
CR/CRi without MRD	7	
CR/CRi with MRD	10	
MLFS/Aplasia	4	
Best response in non-SCT patients		
CR/CRi without MRD		21
CR/CRi with MRD		8
MLFS/Aplasia		1

Figure 1: Overall survival

Percent survival
100
50
0
0
500
1000
1500
2000
2500
Days Post Transplant
HSCT
HSCT deferred
Not HSCT candidate

Pollyea et al, Abstract 78, ASH 2020.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 31

Questions & Answers

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 32

Risk Factors

Jasper THERAPEUTICS INC.

The list below of risk factors has been prepared solely for purposes of the proposed private placement transaction (the "Private Placement") as part of the proposed business combination (the "Business Combination") of Amplitude Healthcare Acquisition Corp. ("AMHC") and Jasper Therapeutics, Inc. ("Jasper"), and solely for potential investors in the Private Placement, and not for any other purpose. The risks presented below are certain of the general risks related to the businesses of Jasper, the Private Placement and the Business Combination, and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Jasper and AMHC, with the U.S. Securities and Exchange Commission ("SEC"), including the documents filed or furnished in connection with the proposed transactions between Jasper and AMHC. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Jasper and AMHC and the proposed transactions between Jasper and AMHC, and may differ significantly from and be more extensive than those presented below.

Investing in securities (the "Securities") to be issued in connection with the Business Combination involves a high degree of risk. Investors should carefully consider the risks and uncertainties inherent in an investment in Jasper and in the Securities, including those described below, before subscribing for the Securities. If either Jasper cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, Jasper's business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Jasper faces. Additional risks that Jasper currently does not know about or that Jasper currently believes to be immaterial may also impair its business, financial condition or results of operations. You should review the investors' presentation and perform your own due diligence, prior to making an investment in AMHC or Jasper.

Risks Related to Jasper's Financial Position and Capital Requirements

Jasper has incurred significant net losses since its inception. Jasper expects to incur net losses for the foreseeable future and may never achieve or maintain profitability.

Jasper will need substantial additional funding. If Jasper is unable to raise capital when needed, it would be forced to delay, reduce or eliminate its research and product development programs or future commercialization efforts.

Jasper has a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for its future viability.

Jasper has never generated revenue from product sales and may never be profitable.

Risks Related to the Development of Jasper's Product Candidates

Jasper is early in its development efforts. If Jasper is unable to advance its product candidates to obtain regulatory approval and ultimately commercialize its product candidates, or experiences significant delays in doing so, its business will be materially harmed.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials, and such results do not guarantee approval of a product candidate by regulatory authorities. In addition, Jasper's clinical trials to date have been limited in scope and results received to date may not be replicated in expanded or additional future clinical trials.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. Jasper may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

Jasper may not be successful in its efforts to identify, develop and commercialize additional product candidates. If these efforts are unsuccessful, Jasper may never become a commercial stage company or generate any revenues.

Jasper may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Jasper faces significant competition in an environment of rapid technological change, and there is a possibility that its competitors may achieve regulatory approval before Jasper or develop therapies that are safer or more advanced or effective than Jasper's, which may harm Jasper's financial condition and its ability to successfully market or commercialize its product candidates.

If any of Jasper's product candidates causes serious adverse events, undesirable side effects or unexpected characteristics, such events, side effects or characteristics could delay or prevent regulatory approval of the product candidate, limit its commercial potential or result in significant negative consequences following any potential marketing approval.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 33

Risk Factors (cont'd)

Risks Related to the Regulatory Regime for Jasper's Product Candidates

Jasper has no experience as a company in obtaining regulatory approval for a drug.

The regulatory landscape that will govern Jasper's product candidates is uncertain; regulations relating to more established cellular therapy products are still developing, and changes in regulatory requirements could result in delays or discontinuation of development of its product candidates or unexpected costs in obtaining regulatory approval. The FDA and other governing bodies may disagree with Jasper's regulatory plan and it may fail to obtain regulatory approval of its product candidates.

Jasper's product candidates are complex and difficult to manufacture. Jasper could experience delays in satisfying regulatory authorities or production problems that result in delays in its development or commercialization programs, limit the supply of its product candidates, or otherwise harm its business.

If clinical trials of Jasper's product candidates it may identify and develop fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, Jasper may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.

Even if Jasper completes the necessary clinical trials, it cannot predict when, or if, it will obtain regulatory approval to commercialize its product candidates in the United States or any other jurisdiction, and any such approval may be for a more narrow indication than Jasper seeks.

Interim "top-line" and preliminary results from Jasper's clinical trials that it may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

If Jasper experiences delays or difficulties in the enrollment of patients in clinical trials, the cost of developing product candidates could increase and its receipt of necessary regulatory approvals could be delayed or prevented.

Jasper may never obtain FDA approval for any of its product candidates in the U.S., and even if it does, Jasper may never obtain approval for or commercialize any of its product candidates in any other jurisdiction, which would limit Jasper's ability to realize their full market potential.

Risks Related to Jasper's Dependence on Third Parties

Jasper relies on third parties to conduct its preclinical and clinical trials and will rely on them to perform other tasks for it. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, Jasper may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

Jasper is highly dependent on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

Jasper currently relies on a single manufacturer for its clinical supply of its product candidates. In the event of a loss of this manufacturer, or a failure by such manufacturer to comply with FDA regulations, Jasper may not be able to find an alternative source on commercially reasonable terms, or at all. In addition, third-party manufacturers and any third-party collaborators may be unable to successfully scale-up manufacturing of Jasper's current or future product candidates in sufficient quality and quantity, which would delay or prevent Jasper from developing its product candidates and commercializing approved products, if any.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 34

Risk Factors (cont'd)

Risks Related to Jasper's Intellectual Property

Jasper's commercial success depends on its ability to obtain, maintain and protect its intellectual property and proprietary technology.

The patent protection Jasper obtains for its product candidates may not be sufficient enough to provide it with any competitive advantage or its patents may be challenged.

Patent terms may be inadequate to protect Jasper's competitive position on its product candidates for an adequate amount of time, and the lives of its patents may not be sufficient to effectively protect its product candidates and business. In addition, changes to patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Jasper's ability to protect its product candidates.

If Jasper is unable to protect the confidentiality of its trade secrets, its business and competitive position may be harmed.

Third-party claims of intellectual property infringement, misappropriation or other violations may prevent or delay Jasper's product discovery and development efforts and have a material adverse effect on its business.

Jasper may become involved in lawsuits to protect or enforce its patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Jasper may not be able to protect its intellectual property rights throughout the world.

Other Risk Factors Related to Jasper

The COVID-19 pandemic has caused, and could continue to cause, severe disruptions in the U.S., regional and global economies and could seriously harm Jasper's development efforts, increase its costs and expenses and have a material adverse effect on Jasper's business, financial condition and results of operations.

Jasper's internal computer systems, or those of its third-party vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product development programs, compromise sensitive information related to its business or prevent Jasper from accessing critical information, potentially exposing it to liability or otherwise adversely affecting its business.

Jasper and its management have a limited track record as an operating company. Failures in the operational execution of the expected business plans may have a material impact on Jasper's commercial prospects. Further, if Jasper is not able to attract and retain highly-qualified personnel, it may not be able to successfully implement its business strategy.

If Jasper loses key management personnel, or if it fails to recruit additional highly skilled personnel, Jasper's ability to continue developing and identify and develop new or next generation product candidates will be impaired, which could result in delays in the development process, loss of market opportunities, make Jasper less competitive and have a material adverse effect on Jasper's business, financial condition and results of operations.

Jasper may be adversely affected by existing or future laws and regulations. Jasper is subject to the laws and regulations of the federal government and of various state, local and provincial government entities. These laws and regulations set very stringent requirements for the business. In addition, such laws and regulations are subject to change and amendment at any time. Jasper may incur significant expenses related to compliance with such laws and regulations and it may need to adjust rapidly to address changes in the regulatory framework applicable to its business. Jasper may fail to comply with federal, state, local and international regulations in its area of operation, and future regulations may impose additional requirements on its business. Jasper's business is subject to possible scrutiny from regulators, who may enforce existing or future regulations that impact the viability or attractiveness of its assets.

Jasper currently has limited marketing personnel. If Jasper is unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, if approved, Jasper may not be able to effectively market and sell its product candidates, if approved, or generate product revenues

Jasper's commercial success depends upon attaining significant market acceptance of its product candidates, if approved, among physicians, patients, healthcare payers and operators of major clinics.

Jasper's business will ultimately depend on its ability to successfully generate revenues from its product candidates, if approved. Reimbursement for such products is subject to different regulatory regimes in different jurisdictions. If any of Jasper's product candidates is approved, an unfavorable reimbursement determination in any of the major markets could have a material impact on Jasper. Further, an unfavorable change in such regimes (e.g., price controls) could have a material impact on Jasper.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 35

Risk Factors (cont'd)

Risks Related to the Private Placement

AMHC may be unable to raise sufficient capital in the Private Placement or otherwise obtain additional financing to complete the Business Combination or to fund the operations and growth of the combined company following the Business Combination (the "Combined Company").

The issuance of shares of the Combined Company's securities in connection with the Private Placement will dilute substantially the voting power of Combined Company's stockholders.

AMHC may issue shares of its Class A common stock upon the conversion of its Class B common stock at a ratio greater than one-to-one at the closing of the Business Combination as a result of the anti-dilution provisions contained in its amended and restated certificate of incorporation. Any such issuance would dilute the interest of the Combined Company's stockholders and likely present other risks.

Risks Related to the Business Combination

Each of AMHC and Jasper will incur significant transaction costs in connection with the Business Combination.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The ability to successfully effect the Business Combination and the Combined Company's ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Jasper. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Section 404 of the Sarbanes-Oxley Act will be applicable to the Combined Company after the Business Combination is consummated, and Jasper is only now beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation of its internal control over financial reporting needed to comply with Section 404 of the Sarbanes-Oxley Act. The Combined Company's failure to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on its business.

There is no assurance that a stockholder's decision whether to redeem its shares for a pro rata portion of AMHC's trust account will put the stockholder in a better future economic position.

If the Business Combination's benefits do not meet the expectations of investors or securities analysts, the market price of AMHC's securities or, following the consummation of the Business Combination, the Combined Company's securities, may decline.

A market for the Combined Company's securities may not develop, which would adversely affect the liquidity and price of such securities.

There can be no assurance that the Combined Company's securities will be approved for listing on the Nasdaq Global Market ("Nasdaq") or that the Combined Company will be able to comply with the continued listing standards of Nasdaq.

Directors of AMHC have potential conflicts of interest in recommending that AMHC's stockholders vote in favor of the adoption of the Business Combination.

AMHC may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to the holders of AMHC warrants, thereby making such warrants worthless. Further, even if the Business Combination is completed, there can be no assurance that AMHC's warrants will be in the money during their exercise period, and they may expire worthless.

If AMHC seeks stockholder approval of the Business Combination, its sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public "float" of AMHC's Class A common stock or warrants.

If AMHC seeks stockholder approval of the Business Combination, its sponsor, officers and directors have agreed to vote in favor of such Business Combination, regardless of how its public stockholders vote.

The ability of AMHC's public stockholders to exercise redemption rights with respect to a large number of its shares could increase the probability that the Business Combination would be unsuccessful.

AMHC is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, its stockholders may have no assurance from an independent source that the price it is paying for the business is fair to AMHC from a financial point of view.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

The Business Combination or Combined Company may be materially adversely affected by the recent COVID-19 outbreak.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect AMHC's and the Combined Company's business, including AMHC's and the Combined Company's ability to consummate the Business Combination, and results of operations.

© 2021 Jasper Therapeutics, Inc.
JSP191 is an investigative drug and is not approved for any indication 36